================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                   -----------
                                    FORM 11-K

        (Mark One)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1998

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ............. to ..........


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000


================================================================================

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------


                                                                   Page

REPORT OF INDEPENDENT ACCOUNTANTS                                    2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1998 and 1997                                    3

  Statements of Changes in Net Assets Available for Plan
    Benefits for the Years Ended December 31, 1998 and 1997          4

  Notes to the Financial Statements                                  5

SUPPLEMENTAL SCHEDULES:

  Item 27a - Schedule of Assets Held for Investment Purposes
    at December 31, 1998                                            16

  Item 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1998                            17

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Qualified Account Balance Plans Committee of BancWest Corporation

In our opinion, the accompanying statements of net assets available for plan benefits present fairly, in all material respects, the financial position of the BancWest Corporation (the "Company") Defined Contribution Plan (the "Plan") at December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Note 9 is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
---------------------------------

Honolulu, Hawaii
June 15, 1999

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                      1998               1997
ASSETS:
  Investments, at fair value (Note 4)             $172,340,537      $144,542,190
  Cash                                                      --           109,547
  Contributions receivable from employer             2,179,608         3,082,342
                                                  ------------      ------------
      Total assets                                 174,520,145       147,734,079
                                                  ------------      ------------

LIABILITIES:
  Accrued expenses                                      27,825            13,522
                                                  ------------      ------------
      Total liabilities                                 27,825            13,522
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $174,492,320      $147,720,557
                                                  ============      ============

    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                         1998              1997

ADDITIONS:
  Employer contributions (Note 8)                   $ 10,397,586      $ 11,945,231
  Interest and dividend income                         7,021,159        11,378,218
  Net appreciation of investments (Note 4)            21,094,743        11,252,475
  Transfer from other retirement plan (Note 5)                --           889,411
                                                    ------------      ------------
                                                      38,513,488        35,465,335
DEDUCTIONS:
  Payments made to participants                       11,523,869         7,744,784
  Administrative expenses                                217,856            68,567
                                                    ------------      ------------
                                                      11,741,725         7,813,351
                                                    ------------      ------------

      Increase in net assets                          26,771,763        27,651,984

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                  147,720,557       120,068,573
                                                    ------------      ------------

  End of year                                       $174,492,320      $147,720,557
                                                    ============      ============

    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN FINANCIAL STATEMENTS
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES
    The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

    DEFINED CONTRIBUTION PLAN STRUCTURE
    Prior to May 1, 1997, participants in the Plan could direct the investment of contributions, in such proportions as they desired, to any of the following trust fund investments: First Hawaiian Bank Equity Fund, First Hawaiian Bank Fixed Income Fund, Guaranteed Investment Contract Fund, and First Hawaiian Bank Investment Monitor Account ("IMA") Fund. Participants in the Company's frozen Thrift Plan maintained balances in the First Hawaiian Bank Thrift Account Pooled Fixed Income Fund.

    On May 1, 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of investing their contributions in any one of the following funds: Putnam Voyager Fund, Putnam Income Fund, Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, and Putnam New Opportunities Fund.

    The Company also has a 401(k) YesPay Savings Plan in which eligible employees may elect to defer a portion of their compensation by contributing to a YesPay Savings Account. Contributions and transactions related to the YesPay Savings Account are accounted for separately in the funds described above.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    VALUATION OF INVESTMENTS
    Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

    Notes and mortgages are valued at the lower of the unpaid principal balance or estimated realizable value.

    The guaranteed investment contract funds are valued at the unit share value as reported by the funds.

    OTHER
    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation and net realized gains or losses for the year are netted and reflected in the statement of changes in net assets available for plan benefits.

2.  DESCRIPTION OF PLAN

    On November 1, 1998, the merger of the former BancWest Corporation, parent company of Bank of the West, with and into First Hawaiian, Inc. was consummated. First Hawaiian, Inc., the surviving corporation of the merger, changed its name to BancWest Corporation. Concurrently, the First Hawaiian, Inc. Profit Sharing Plan was amended to change the name to BancWest Corporation Defined Contribution Plan.

    The Company plans to amend the Plan during 1999 to allow for the merger of the Bank of the West Savings Plan with and into the BancWest Corporation Defined Contribution Plan.

    The Plan was established to cover the employees of substantially all subsidiaries of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

    The principal provisions under the Plan are as follows:

    PARTICIPATION:                Employees who receive from the Company or
                                  certain subsidiaries a regular stated
                                  compensation other than a pension, severance pay, retainer or fee under contract are eligible under the Plan. Eligible employees become members on the first day of the month coinciding with or following the completion of one year of service in which the employee worked 1,000 hours.

     VESTING OF BENEFITS:         20% for each year of service with full vesting
                                  after five years of service. Full vesting is provided in case of a member's death, retirement or disability regardless of years of service.

                                  Employees are fully vested in Employer
                                  Matching Contribution after one year of
                                  service in their YesPay Savings Account
                                  balance.

                                  If the lump-sum present value of accrued benefits is $5,000 or less, a lump-sum payment of these benefits is paid.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    CONTRIBUTIONS - COMPANY:      The Company's contribution to the profit
                                  sharing account is based on a formula that is related to the percentage increase in the Company's consolidated net earnings, as adjusted for business entities that have been acquired by the Company during any Plan year, over the previous year. The Company pays out one-half (1/2) of the amount computed as a cash bonus under the Company's Bonus Plan for Employees. The other half is contributed into the Plan. The Plan was amended effective
                                  January 1, 1999 to state that no profit
                                  sharing contributions would be made for any Plan year commencing after December 31, 1998.

                                  Each member may elect to defer from 1% to 15% of his pre-tax compensation. The amount by which compensation is reduced is treated as a Company contribution to the YesPay Savings Account. The Company matches 150% for the first 1% of contributions, 100% for the second 1% of contributions and 50% for the third 1% of contributions. Matching contributions are made by the Company on a pay-period basis.

     LOANS FROM MEMBER ACCOUNTS:  Any member may borrow part of the net value of his Deferred Defined Contribution and YesPay
                                  Savings Accounts for the purposes of assisting the member in meeting any unusual or unforeseen conditions in his financial affairs. Effective as of January 1, 1998, the Plan was amended to limit a member to have no more than two loans outstanding at any one time.

     ALLOCATION OF COMPANY        Company contributions to the Plan are
     CONTRIBUTIONS:               allocated to members based upon the
                                  relationship of the member's compensation for the plan year divided by the total compensation of all members entitled to an allocable share of the Plan contributions.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     TREATMENT OF FORFEITURES:    Forfeitures are applied to reduce future
                                  contributions and administrative expenses of the Company. Forfeitures applied to reduce contributions and administrative expenses of the Company amounted to $541,692 and $155,230 in 1998 and 1997, respectively.

     BENEFIT PAYMENTS:            After the applicable benefit condition is met,
                                  employees may elect to receive their benefits in a lump-sum distribution or in monthly or other periodic equal installments as nearly equal in amount as may be practicable over a period not to exceed life expectancy.

                                  In addition, upon written application and approval, a member may obtain a hardship withdrawal not to exceed his vested interest for medical expenses, education and attendant expenses of a child, and acquisition or improvement of a member's home.

     PLAN TERMINATION:            In the event the Plan terminates, all amounts
                                  credited to affected members' accounts shall become nonforfeitable and after payment of all related expenses and adjustment of affected members' accounts to reflect such expenses, profits and losses and forfeitures to date of termination, each member or the beneficiary of any member shall be entitled to receive his entire interest in the Plan.

     GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.  Investment Programs

    The funds listed below were the investment options available to Plan participants as of December 31, 1998 and 1997. Any of these funds may be held in cash pending investment or distribution.

    (a) PUTNAM VOYAGER FUND
        The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

    (b) PUTNAM INCOME FUND
        The objective of this fund is to provide high current income. This fund primarily invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. A portion of the portfolio may also include lower-rated bonds that may offer a higher yield in compensation for increased risk.

    (c) STABLE VALUE FUND
        The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

        This fund is a combination of shares of Putnam Stable Value Fund, shares of the U.S. Trust Capital Preservation Fund, a Metropolitan Life Insurance Company investment contract, and money market instruments. Participant contributions made on or after May 1, 1997 were directed to Putnam Stable Value Fund. All investments should be in Putnam Stable Value Fund by January 1, 1999.

    (d) PUTNAM VISTA FUND
        The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    (e) BANCWEST CORPORATION STOCK FUND
        This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

    (f) PUTNAM INTERNATIONAL GROWTH FUND
        The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

    (g) PUTNAM S&P 500 INDEX FUND
        The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

    (h) PUTNAM ASSET ALLOCATION FUNDS
        The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

            CONSERVATIVE PORTFOLIO
            The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

            BALANCED PORTFOLIO
            The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

            GROWTH PORTFOLIO
            The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    (i) PUTNAM NEW OPPORTUNITIES FUND
        The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services and value-oriented consuming.

4.  INVESTMENTS

    Plan assets were managed by First Hawaiian Bank under a trust agreement through April 30, 1997. Beginning May 1, 1997, Plan assets were managed by Putnam. At December 31, 1998 and 1997, investments of the Plan were as follows:

                                                             1998                               1997
                                                -----------------------------       ------------------------------
                                                    Cost           Fair Value           Cost           Fair Value
                                                ------------      -----------       -----------       ------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
BY QUOTED MARKET PRICE:
   Mutual Funds:
      Putnam Voyager Fund                       $ 30,052,359      $ 33,433,797      $ 25,397,331      $ 29,141,564
      Putnam Income Fund                           5,751,374         5,602,278         4,807,869         4,900,621
      Stable Value Fund                           11,295,407        11,295,407         1,091,450         1,091,450
      Putnam Vista Fund                           13,031,632        14,156,353        12,830,758        13,212,432
      BancWest Corporation Stock Fund             12,152,356        15,308,283         7,141,573         8,031,838
      Putnam International Growth Fund             6,614,243         7,600,491         7,672,834         7,220,604
      Putnam S&P 500 Index Fund                   15,420,236        18,910,989        11,733,391        12,860,367
      Putnam Asset Allocation -
         Conservative Portfolio                    8,343,364         8,708,139         9,878,333         9,690,370
      Putnam Asset Allocation -
         Balanced Portfolio                       14,081,178        15,231,741        15,224,523        14,699,600
      Putnam Asset Allocation -
         Growth Portfolio                         11,478,447        12,701,370        12,819,551        12,543,034
      Putnam New Opportunities Fund               22,731,701        26,561,910        20,007,482        21,897,027
                                                ------------      ------------      ------------      ------------
                                                 150,952,297       169,510,758       128,605,095       135,288,907
                                                ------------      ------------      ------------      ------------
INVESTMENTS AT ESTIMATED FAIR VALUE:
   Guaranteed investment contract funds:
      USTPN Capital Preservation Fund                     --                --         6,441,652         6,441,652
      Guaranteed investment contracts with
         life insurance companies                         --                --           327,114           327,114
      Promissory notes                             2,829,779         2,829,779         2,484,517         2,484,517
                                                ------------      ------------      ------------      ------------
                                                   2,829,779         2,829,779         9,253,283         9,253,283
                                                ------------      ------------      ------------      ------------

            Total investments                   $153,782,076      $172,340,537      $137,858,378      $144,542,190
                                                ============      ============      ============      ============


BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    For the years ended December 31, 1998 and 1997, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                                                1998            1997

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
   U.S. Government securities                                             $         --      $      6,893
   Common stocks:
     BancWest Corporation                                                    3,316,079        (1,322,626)
     Other                                                                          --            27,000
   First Hawaiian Bank Investment Funds for Employee Benefit Trusts:
     Pooled Equity Fund                                                             --         1,753,425
     Pooled Fixed Income Fund                                                       --            63,096
   Mutual funds                                                             17,778,664        10,460,482
INVESTMENTS AT ESTIMATED FAIR VALUE:
   Guaranteed investment contracts with life insurance companies                    --           264,205
                                                                          ------------      ------------

     Net appreciation of investments                                      $ 21,094,743      $ 11,252,475
                                                                          ============      ============

    Dividend income earned from investments in BancWest Corporation common stock amounted to $319,050 and $221,597 in 1998 and 1997, respectively.

   The Plan's investment in guaranteed investment contracts provided restrictions on access to funds and penalties for early withdrawal of funds. The guaranteed investment contracts provided for guaranteed interest rates ranging from 5.80% to 7.25% at December 31, 1997.

5.  TRANSFER FROM OTHER RETIREMENT PLAN

   In 1996, First Hawaiian, Inc. acquired ANB Financial Corporation, a bank holding company, and its subsidiary, American National Bank ("ANB") (subsequently renamed Pacific One Bank, National Association). As a result, the Plan was amended to include ANB as a participating employer in the Plan. In January 1997, assets from the ANB retirement plan were transferred to the Plan.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


6.  TAX STATUS

    The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

    The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.  PRIOR-YEAR FINANCIAL INFORMATION

    The statement of changes in net assets available for plan benefits includes certain prior-year summarized comparative information in total but not by fund. Such information does not include sufficient detail to constitute a presentation in conformity with generally accepted accounting principles. Accordingly, such information should be read in conjunction with the Plan's financial statements as of and for the year ended December 31, 1997, from which the summarized information was derived.

8.  EMPLOYER CONTRIBUTIONS

    Employer contributions consist of Company profit sharing contributions, 401(k) matching contributions and 401(k) contributions made on behalf of the participants through salary deferral.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    9.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

        The following summarizes the changes in net assets available for plan benefits for the year ended December 31, 1998:

                                                                       YEAR ENDED DECEMBER 31, 1998
                                          ------------------------------------------------------------------------------------

                                                                                                                  BANCWEST
                                             PUTNAM            PUTNAM           STABLE          PUTNAM          CORPORATION
                                             VOYAGER           INCOME            VALUE           VISTA              STOCK
                                              FUND              FUND             FUND             FUND              FUND

ADDITIONS:

  Employer contributions                  $  2,013,581     $    264,118     $     96,729     $    990,053     $    821,728

  Interest and dividend income               2,256,321          325,757          576,477        1,027,196          323,907

  Net appreciation (depreciation)
   of investments                            4,453,870         (141,575)              --        1,388,351        3,316,079
                                          ------------     ------------     ------------     ------------     ------------

                                             8,723,772          448,300          673,206        3,405,600        4,461,714
                                          ------------     ------------     ------------     ------------     ------------

DEDUCTIONS:

  Payments made to participants              2,254,618          493,610        1,238,240        1,173,351          638,805

  Administrative expenses                        2,050              360          208,332              871              157
                                          ------------     ------------     ------------     ------------     ------------

                                             2,256,668          493,970        1,446,572        1,174,222          638,962
                                          ------------     ------------     ------------     ------------     ------------

     Increase (decrease) in net assets       6,467,104          (45,670)        (773,366)       2,231,378        3,822,752

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                         29,717,870        4,986,339        7,957,962       13,493,927        8,255,546

  Transfer (to) from other funds, net       (2,316,294)         722,802        3,589,055       (1,355,896)       3,422,991
                                          ------------     ------------     ------------     ------------     ------------

  End of year                             $ 33,868,680     $  5,663,471     $ 10,773,651     $ 14,369,409     $ 15,501,289
                                          ============     ============     ============     ============     ============




                                                                    YEAR ENDED DECEMBER 31, 1998
                                          ------------------------------------------------------------------------------------
                                                                               PUTNAM          PUTNAM          PUTNAM
                                                 PUTNAM          PUTNAM         ASSET           ASSET           ASSET
                                              INTERNATIONAL     S&P 500      ALLOCATION -    ALLOCATION -    ALLOCATION -
                                                GROWTH          INDEX        CONSERVATIVE      BALANCED         GROWTH
                                                 FUND            FUND            FUND            FUND            FUND

ADDITIONS:

  Employer contributions                   $    701,250     $  1,155,657    $    514,511     $    702,006     $  1,007,525

  Interest and dividend income                  218,799               --         411,654          505,817          340,746

  Net appreciation (depreciation)
   of investments                             1,038,157        3,842,754         348,012        1,199,659        1,257,133
                                           ------------     ------------    ------------     ------------     ------------

                                              1,958,206        4,998,411       1,274,177        2,407,482        2,605,404
                                           ------------     ------------    ------------     ------------     ------------

DEDUCTIONS:

  Payments made to participants                 435,618          956,464       1,136,576          575,484          588,855

  Administrative expenses                           568              826           1,285              621              882
                                           ------------     ------------    ------------     ------------     ------------

                                                436,186          957,290       1,137,861          576,105          589,737
                                           ------------     ------------    ------------     ------------     ------------

     Increase (decrease) in net assets        1,522,020        4,041,121         136,316        1,831,377        2,015,667

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                           7,415,855       13,141,351       9,899,294       14,918,208       12,854,507

  Transfer (to) from other funds, net        (1,189,798)       1,997,649        (805,547)      (1,360,329)      (1,946,929)
                                           ------------     ------------    ------------     ------------     ------------

  End of year                              $  7,748,077     $ 19,180,121    $  9,230,063     $ 15,389,256     $ 12,923,245
                                           ============     ============    ============     ============     ============



                                                           YEAR ENDED DECEMBER 31, 1998
                                         --------------------------------------------------------------------

                                                 PUTNAM
                                                   NEW
                                              OPPORTUNITIES       LOAN
                                                   FUND            FUND            CASH             TOTAL

ADDITIONS:

  Employer contributions                      $  2,130,428     $         --    $         --     $ 10,397,586

  Interest and dividend income                     826,504          207,981              --        7,021,159

  Net appreciation (depreciation)
   of investments                                4,392,303               --              --       21,094,743
                                              ------------     ------------    ------------     ------------

                                                 7,349,235          207,981              --       38,513,488
                                              ------------     ------------    ------------     ------------

DEDUCTIONS:

  Payments made to participants                  1,878,976          153,272              --       11,523,869

  Administrative expenses                            1,904               --              --          217,856
                                              ------------     ------------    ------------     ------------

                                                 1,880,880          153,272              --       11,741,725
                                              ------------     ------------    ------------     ------------

     Increase (decrease) in net assets           5,468,355           54,709              --       26,771,763

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                             22,485,634        2,484,517         109,547      147,720,557

  Transfer (to) from other funds, net             (938,710)         290,553        (109,547)              --
                                              ------------     ------------    ------------     ------------

  End of year                                 $ 27,015,279     $  2,829,779    $         --     $174,492,320
                                              ============     ============    ============     ============

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                                                                                     PAR VALUE,
                                                                                                      MATURITY
                                                                MATURITY   INTEREST                 VALUE, UNITS
 IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY            DATE      RATE   COLLATERAL        OR SHARES
 -----------------------------------------------------            ----      ----   ----------        ---------
MUTUAL FUNDS:
  Putnam Voyager Fund                                               --        --        --           1,525,264
  Putnam Income Fund                                                --        --        --             809,578
  Stable Value Fund                                                 --        --        --          11,295,407
  Putnam Vista Fund                                                 --        --        --           1,038,118
  BancWest Corporation Stock Fund                                   --        --        --             318,923
  Putnam International Growth Fund                                  --        --        --             395,241
  Putnam S&P 500 Index Fund                                         --        --        --             653,681
  Putnam Asset Allocation - Conservative Portfolio                  --        --        --             838,934
  Putnam Asset Allocation - Balanced Portfolio                      --        --        --           1,268,255
  Putnam Asset Allocation - Growth Portfolio                        --        --        --             931,869
  Putnam New Opportunities Fund                                     --        --        --             454,594


                                                                 Variable              Account
Promissory Notes                                                  to 2026   Variable   Balance       2,829,779


           Total assets held for investment purposes







 IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY           COST              FAIR VALUE
 -----------------------------------------------------           ----              ----------
MUTUAL FUNDS:
  Putnam Voyager Fund                                         $ 30,052,359        $ 33,433,797
  Putnam Income Fund                                             5,751,374           5,602,278
  Stable Value Fund                                             11,295,407          11,295,407
  Putnam Vista Fund                                             13,031,632          14,156,353
  BancWest Corporation Stock Fund                               12,152,356          15,308,283
  Putnam International Growth Fund                               6,614,243           7,600,491
  Putnam S&P 500 Index Fund                                     15,420,236          18,910,989
  Putnam Asset Allocation - Conservative Portfolio               8,343,364           8,708,139
  Putnam Asset Allocation - Balanced Portfolio                  14,081,178          15,231,741
  Putnam Asset Allocation - Growth Portfolio                    11,478,447          12,701,370
  Putnam New Opportunities Fund                                 22,731,701          26,561,910
                                                              ------------        ------------
                                                               150,952,297         169,510,758
                                                              ------------        ------------

Promissory Notes                                                 2,829,779           2,829,779
                                                              ------------        ------------

           Total assets held for investment purposes          $153,782,076        $172,340,537
                                                              ============        ============


BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

  IDENTITY OF PARTY INVOLVED          RELATIONSHIP    DESCRIPTION OF ASSET    PURCHASE PRICE
  --------------------------          ------------    --------------------    --------------

 Putnam Voyager Fund                       (C)             Mutual Fund        $7,396,280(A)
                                                                                      --

 Putnam S&P 500 Index Fund                 (C)             Mutual Fund         9,403,695(A)

 Stable Value Fund                         (C)             Mutual Fund        15,110,505(A)
                                                                                      --


                                                                               FAIR VALUE
  IDENTITY OF PARTY INVOLVED         SELLING PRICE       COST OF ASSET         OF ASSET(B)               NET GAIN
  --------------------------         -------------       -------------         ------------              --------

 Putnam Voyager Fund                 $       --          $7,396,280            $  7,396,280            $       --
                                      7,557,980(A)        6,485,547               7,557,980             1,072,433

 Putnam S&P 500 Index Fund                   --           9,403,695               9,403,695                    --

 Stable Value Fund                           --          15,110,505              15,110,505                    --
                                     11,675,314(A)       11,675,314              11,675,314                    --




 NOTE:
(A) Includes numerous transactions.
(B) Fair value at date of transaction.
(C) Fund is managed by Putnam, trustee of Plan.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-22107 and 333-75483) of BancWest Corporation of our report dated June 15, 1999 relating to the financial statements and schedules of the BancWest Corporation Defined Contribution
Plan as of and for the years ended December 31, 1998 and 1997, which appears in this Form 11-K.

                                              /s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
June 25, 1999

                              REQUIRED INFORMATION

BancWest Corporation Defined Contribution Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.


                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN


Date     June 25, 1999        By       /s/  SHEILA M. SUMIDA
     ------------------            --------------------------------------
                                            SHEILA M. SUMIDA
                                            PLAN ADMINISTRATOR